UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Box Ships Inc. (the “Company”) dated July 12, 2011: Box Ships Inc. Announces the Acquisition of a 2004-Built Panamax Containership and Secures the Vessel on a Three Year Time Charter at $28,500 Per Day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Date: July 12, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. ANNOUNCES THE ACQUISITION OF A 2004-BUILT PANAMAX CONTAINERSHIP AND SECURES THE VESSEL ON A THREE YEAR TIME CHARTER AT $28,500 PER DAY

ATHENS, Greece, July 12, 2011 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, announced today that it has entered into an agreement with an unaffiliated third party to purchase the MSC Emma, a 5,060 TEU Panamax containership built in 2004 at the Hanjin Heavy Industries shipyard in Korea.  The $55 million for the acquisition will be financed without issuing any additional equity.  The Company also announced that it has entered the vessel into a period time charter agreement with Mediterranean Shipping Co. S.A. for three years at a gross daily rate of $28,500 with the charterer’s having an option to extend the time charter at the same rate for an additional one-year term starting upon the vessel’s delivery to Box Ships on or before August 29th, 2011,

Commenting on the recent events, Michael Bodouroglou, Chairman, President and CEO of the Company stated “With the addition of the MSC Emma, we are delivering on our strategy to expand the fleet by purchasing a vessel that is accretive to both our earnings and dividend per share. In addition, we increased our contracted charter coverage to 93% of our revenue days in 2012, 71% in 2013, and 41% in 2014 by securing employment for the vessel for three years at an attractive rate, and further diversifying our portfolio of charterers, while maintaining a solid balance sheet with approximately 53% leverage after the planned acquisition. We remain alert to identify the proper expansion opportunities to take advantage of the attractive fundamentals in the containership sector and in a manner that increases our free cash flow and dividends to shareholders.”

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of six containerships with a total carrying capacity of 28,177 TEU’s and a weighted-average age of 2.8 years with an agreement to acquire an additional containership that will increase the total capacity to 33,237 TEU’s with a weighted-average age of 3.6 years. The Company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue

Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: boxships@capitallink.com